UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 11, 2019

Commission File Number: 001-35788

ARCELORMITTAL

(Translation of registrant’s name into English)

24-26 boulevard d’Avranches

L-1160 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-223400) OF ARCELORMITTAL AND THE PROSPECTUSES INCORPORATED THEREIN.

ArcelorMittal is providing on this Form 6-K its results for the first quarter of 2019.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	ArcelorMittal’s Results for the First Quarter of 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 July, 2019

By:	/s/ Henk Scheffer

Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	ArcelorMittal’s Results for the First Quarter of 2019